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                                                               Exhibit (a)(1)(G)

Press Release

SOURCE: DRI Acquisition LLC

DRI Acquisition LLC Commences Tender Offer for Delco
Remy International, Inc.

WILMINGTON, Del., Jan. 11 /PRNewswire/ -- DRI Acquisition LLC, a subsidiary of Court Square Capital Limited, today announced that it is commencing a cash tender offer for all of the outstanding shares of Class A common stock of Delco Remy International, Inc. (NYSE: RMY) not currently owned by Court Square for $8.00 per share, net to the seller in cash, without interest. The tender offer and withdrawal rights are currently scheduled to expire at 12:00 Midnight, New York City time, on Thursday, February 8, 2001. DRI Acquisition may extend the offer until the principal conditions to the offer, which are described in the Offer to Purchase forming part of DRI Acquisition's tender offer statement, are satisfied. If the offer is extended, DRI Acquisition will notify the depositary for the offer and issue a press release announcing the extension on or before 9:00 a.m. New York City time on the first business day following the date the offer was scheduled to expire.

The tender offer is conditioned upon, among other things: (1) the expiration or termination of all waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder, (2) the absence of any instituted, pending or threatened actions or proceedings which challenge or seek to make illegal, delay, restrain or prohibit DRI Acquisition from making the offer or purchasing the Delco Remy shares and (3) the absence of any material adverse change in the properties, assets, condition, operations or other elements of the business of Delco Remy. The complete terms and conditions of the tender offer are contained in the offer to purchase included in the tender offer statement to be filed today with the Securities and Exchange Commission.

D. F. King & Co., Inc. is acting as Information Agent for the offer.

DRI Acquisition is a newly formed limited liability company, formed solely to make the tender offer. Court Square is principally engaged in the business of investing in leveraged acquisitions.

Delco Remy security holders and any potential investors in Delco Remy stock are advised to carefully read the tender offer/going private statement on Schedule TO filed by DRI Acquisition
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and Court Square with the Securities and Exchange Commission. Delco Remy security holders and any potential investors in Delco Remy stock are also advised to carefully read as well any other documents DRI Acquisition or Delco Remy files with the Securities and Exchange Commission in connection with the tender offer or proposed merger when they become available because they may contain important information about the proposed transaction. Investors and security holders may obtain free copies of these documents (when available) and other documents filed by DRI Acquisition or Delco Remy at the SEC's website at http://www.sec.gov. These documents may also be obtained for free by contacting
D. F. King & Co., DRI Acquisition's Information Agent, at 800-848-3402.

SOURCE: DRI Acquisition LLC